02035229

PE 5/1/02

# FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

**Report of Foreign Private Issuer**
**Pursuant to Rule 13a-16 or 15d-16 of**
**the Securities Exchange Act of 1934**

For the month of MAY, 2002

**IMA Exploration Inc.**
(Translation of registrant's name into English)

**0-30464**
(SEC File Number)

**#709 - 837 West Hastings Street, Vancouver, British Columbia, V6C 3N6**
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X Form 40-F ____

PROCESSED
MAY 23 2002
THOMSON FINANCIAL

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ____ No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-____________

## SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

**IMA Exploration Inc.**
(Registrant)

Date May 2, 2002

By: [signature]
(Signature)*
Name: William Lee
Title: Director

*Print the name and title of the signing officer under his signature.

# FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

**Report of Foreign Private Issuer**
**Pursuant to Rule 13a-16 or 15d-16 of**
**the Securities Exchange Act of 1934**

For the month of MAY, 2002

**IMA Exploration Inc.**
(Translation of registrant□s name into English)

**0-30464**
(SEC File Number)

**#709 - 837 West Hastings Street, Vancouver, British Columbia, V6C 3N6**
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F __X__ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No __X__

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-____________

**SIGNATURES**

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

**IMA Exploration Inc.**
(Registrant)

Date May 2, 2002

By /s/ William Lee
(Signature)*
Name: William Lee
Title: Director

*Print the name and title of the signing officer under his signature.

**BC FORM 53-901F**

**(FORM 27)**

*Securities Act*

# MATERIAL CHANGE REPORT

**Section 85(1) of the *Securities Act*, British Columbia (the "British Columbia Act")**
**Section 118(1) of the *Securities Act*, Alberta (the "Alberta Act")**
**Section 75(2) of the *Securities Act*, Ontario (the "Ontario Act")**

## 1. Reporting Issuer

The full name of the Issuer is IMA Exploration Inc. (the "Issuer"). The address and telephone number of the principal office in Canada of the Issuer is as follows:

#709 - 837 West Hastings Street
Vancouver, BC
V6C 3N6
Phone: (604) 687-1828

## 2. Date of Material Change

May 2, 2002

## 3. Press Release

A press release dated May 2, 2002, a copy of which is attached, was released through various approved public media and filed with the TSX Venture Exchange and the British Columbia, Alberta and Ontario Securities Commissions.

## 4. Summary of Material Change(s)

Please see attached press release for details.

## 5. Full Description of Material Change

Please see attached press release for full details.

## 6. Reliance on Section 85(2) of the British Columbia Act, Section 118(2) of the Alberta Act and Section 75(3) of the Ontario Act

Not Applicable

**7. Omitted Information**

Not Applicable

**8. Senior Officer**

The following senior officer of the Issuer is knowledgeable about the material change and may be contacted by the Commission at the following telephone number:

William Lee
Chief Financial Officer
Phone: (604) 687-1828

**9. Statement of Senior Officer**

The foregoing accurately discloses the material change referred to herein.

DATED at Vancouver, British Columbia, this 2nd day of May, 2002.

"William Lee"
William Lee, Chief Financial Officer

IMA EXPLORATION INC.

Suite 709 - 837 West Hastings Street
Terminal City Club Tower, Vancouver, B.C. V6C 3N6
Tel: (604) 687-1828 • fax: (604) 687-1858 • toll free: 1-800-901-0058
Internet: www.imaexploration.com • e-mail: info@imaexploration.com

May 2, 2002 TSX VE SYMBOL: IMR

NEWS RELEASE

# Private Placement Financing

**IMA Exploration Inc.** is pleased to announce a non-brokered private placement financing of up to $775,000 at a price of $0.45 per unit, subject to regulatory approval. Each unit will consist of one common share and one common share purchase warrant. Each warrant will entitle the holder thereof to purchase one additional common share in the capital of the Company for two years at $0.53 per share for the first year and at $0.60 for the second year. There will be a finder's fee payable on a portion of this placement.

These funds will be used to help finance the Company's exploration programs in Peru and for general working capital. As the Company has filed its Annual Information Form, the shares issued above are subject to a four-month hold period.

Furthermore, the Company will, subject to regulatory approval, grant incentive stock options to purchase up to an aggregate of 510,000 common shares in the capital stock of IMA Exploration Inc., exercisable for a period of five years, at a price of $0.50 per share. These options are subject to a four-month period.

To assist with the Company's market awareness and investor relations activities throughout North America and Europe, effective May 1, 2002, IMA has retained two consultants, Raven Capital ("Raven") of Vancouver, BC, owned and operated by Mr. Jack Barnes, and Strategic Financial Services ("Strategic Financial") of Scottsdale, Arizona, owned and operated by Mr. Dale Fitzhenry.

The Company has signed an agreement with Raven at a monthly fee of CDN$10,000 per month. The contract is on a month-to-month basis and can be cancelled by either party by a two week notice. Strategic has been retained at a monthly fee of US$5,000 per month. The term of this contract is also on a month-to-month basis, but with an initial three month guarantee.

IMA Exploration Inc. is currently engaged in mining exploration in Northern Peru and in Argentina, with a highly prospective, large property portfolio, strategically situated, either contiguous to or close to many existing world class discoveries in South America.

ON BEHALF OF THE BOARD

"William Lee"

William Lee, CFO

For further information please contact Joseph Grosso, President & CEO, or Sean Hurd, Investor Relations Manager, at 1-800-901-0058 or 604-687-1828, or fax 604-687-1858, or by email info@imaexploration.com, or visit the Company's web site at http://www.imaexploration.com.